ContentOro, Inc
Statements of Cash Flows
(Unaudited)

	Year Ended Decmeber 31, 2016	Year Ended Decmeber 31, 2015
Cash used in operating activities		
Net loss	$ (641,202)	$ (400,683)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation	276	-
Changes in operating assets and liabilities		
Accounts receivable	(33,190)	
Prepaid expenses	(2,599)	(7,000)
Accounts payable	913	1,806
Accrued expenses	11,405	-
Accrued interest payable	24,660	-
Royalties payable	11,620	-
Net cash used in operating activities	(628,117)	(405,877)
Cash flows used in investing activities		
Computer equipment purchase	(1,984)	-
Net cash used in investing activities	(1,984)	-
Cash flows from financing activities		
Sale of capital stock		517,931
Proceeds from borrowings	750,000	-
Net cash provided by financing activities	750,000	517,931
Net cash increase (decrease) for period	119,899	112,054
Cash at beginning of period	112,054	-
Cash at end of period	$ 231,953	$ 112,054